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RCG KINGSTON, L.L.C.

September 30, 1999

Board of Directors
Attn: Mr. Richard S. Straczynski
People's Bancshares, Inc.
545 Pleasant Street
New Bedford, MA 02375

Dear Board Members,


         On Monday, September 27, 1999, we met with senior management and certain members of the Board to discuss our concerns regarding the impact on the value of PBKB's shares from the current operating strategy of the company. As a group (the members of which are RCG Kingston, LLC, The Partnership For Bank Capital, and Vincent Smyth, et al), we currently own and control 293,302 shares of People's Bancshares, or 8.8% of the shares outstanding.

         Our primary purpose for requesting the meeting was to express our view on the lack of interest in PBKB's shares by investors and the need for the Board to address this issue. While PBKB's absolute earnings have increased steadily in recent years, investors have chosen not to recognize this performance as indicated by the substantial discount at which PBKB's shares are valued relative to its peers. Presently, the shares of PBKB have a price-to-earnings ratio of approximately 7.0x 1999 estimated earnings versus an average price-to-earnings ratio of 10.8x estimated 1999 earnings for all Massachusetts' thrift companies with assets greater than $500 million. This discount to its peer group is particularly striking since analysts' forecasts for PBKB call for next year's earnings to continue to grow significantly.

         While we understand that bank and thrift companies have been out of favor with investors recently, this still leaves unanswered the question of why investors do not apply a similar capitalization rate to PBKB's earnings that they do to the peer group. A reasonable conclusion is that investors view the earnings' stream of PBKB to be riskier than that of the peer group.

         One contributing factor for this may be that PBKB has considerably more borrowings on its balance sheet relative to its capital than the peer group. In fact, our analysis shows those companies in the peer group with moderate amounts of borrowings (less than 4 to 1) to equity were uniformly valued at substantially higher p/e ratios than PBKB. Another way of looking at this is that investors pay a premium for quality of earnings not just quantity of earnings.

         Another factor may be the unrealized tax-adjusted loss in PBKB's securities portfolio that, by our estimate, was equivalent to 38% of PBKB's tangible equity as of


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June 30, 1999. While we appreciate this unrealized loss is an "accounting function" it is, nevertheless, a complicating factor for many investors in determining the valuation of the company.

         Finally, we also think that the recent expansion of the mortgage origination operation with the purchase of Allied Bancshares Mortgage Group at a time when others are leaving the business because of flat growth prospects needs explanation by management.

         In our judgement, some or all of these factors are a deterrent to attracting investors to PBKB's shares. We believe it imperative that the Board recognize their fiduciary responsibility to seek to maximize the value of the company for its current shareholders. It is not reasonable to continue to accept the stock's low market valuation because investors "misunderstand the company" or "the thrift group is out of favor among investors." Therefore, we request that the Board undertake the following two initiatives:


         1. Retain an independent investment banker to review strategic alternatives to maximize shareholder value including possible sale of the company.

         2. Provide the shareholders with a detailed letter (including purchase price, terms and conditions, plan of integration, etc.) on the recent acquisition of Allied Bancshares Mortgage Group.

         As substantial owners of the company, we would appreciate a timely response to our requests as well as the opportunity to participate in the process of evaluating strategic alternatives.


Sincerely,

/s/Thomas F. Gillen
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Thomas F. Gillen

/s/Donald B. Jennings
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Donald B. Jennings